UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

 Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Officer

On December 23, 2025 (Singapore Time), Ms. Qin (Carol) Wang notified the Board of Directors (the “Board”) of Mega Matrix Inc. (the “Company”) of her resignation from the office of Chief Financial Officer, Treasurer and Secretary of the Company, effective immediately. Ms. Wang’s resignation was not due to a disagreement with the Company, its operations, policies, or practices but due to personal matters.

Appointment of Chief Financial Officer

On December 23, 2025 (Singapore Time), the Board appointed Ms. Jie Ma, the Company’s current head of finance, to serve as the Chief Financial Officer, Treasurer and Secretary of the Company, effective immediately. The appointment of Ms. Ma as the Chief Financial Officer, Treasurer and Secretary of the Company has a term of two (2) years, subject to earlier resignation or removal. She will receive an annual compensation of $120,000. The biographical information of Ms. Jie Ma is set forth below:

Ms. Jie Ma has served as Head of Finance of Mega Matrix Inc. since December 2023. Prior to that, she was a Senior Auditor at PricewaterhouseCoopers (PwC) in Shenzhen from October 2018 to May 2023. She has extensive experience in financial reporting under U.S. GAAP and IFRS, as well as in mergers and acquisitions, due diligence, internal controls, and SEC financial reporting. Ms. Ma holds a Master of Science in Accounting and Finance from Newcastle University in the United Kingdom and a Bachelor of Administration in Accounting from Shenzhen University in China. The Company believes that Ms. Ma’s extensive experience in listed company financial management, cross-border compliance, capital operations and audit, as well as her professional qualifications, make her qualified to hold the position.

Ms. Jie Ma does not have any family relationship with any director or executive officer of the Company.

In connection with this appointment, the Company has entered into its standard form of employment agreement and indemnification agreement with Ms. Ma on substantially the terms set forth in the employment agreement and indemnification agreement previously approved by the Board.

Incorporation by Reference

This report shall be deemed to be  incorporated by reference in the registration statements on  Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739), Form S-8 (File No. 333-289715), and Form F-3 (File No. 333-290026), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: December 29, 2025

2